May 29, 1998




U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:  Life of Virginia Separate Account II - File No. 333-41031,
        Accession No. 0000916641-98-000659
        CIK No. 0000804286

Ladies and Gentlemen:

On Thursday, May 28, 1998 we inadvertently filed the above referenced filing as POS AM. In fact, this filing should have been filed as a 485B POS and also that there is additional disclosure necessary for the cover page. Per Securities Act Rule 477, I am requesting that this filing be withdrawn.

Per my understanding of your instructions, we are filing for a withdrawal under Form Type AW and further we are also refiling Post Effective Amendment No. 1, File No. 333-41031 to appropriately reflect this registration as a 485B POS filing.

Thank you for your assistance.

Sincerely,

/s/ Laurie Deusebio
-----------------------
Laurie Deusebio
Senior Legal Assistant

cc: Bruce MacNeil